UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

SecureAlert, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81373R109
(CUSIP Number)

LARS WINDHORST
SAPINDA ASIA LIMITED
Rooms 803-4, 8th Floor
Hang Seng Bank Building
Wanchai, Hong Kong
+852 2877 3700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81373R109

1	NAME OF REPORTING PERSON SAPINDA ASIA LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,534,168
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,534,168
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,534,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 81373R109

1	NAME OF REPORTING PERSON LARS WINDHORST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,534,168
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,534,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,534,1681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%
14	TYPE OF REPORTING PERSON IN

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1 Excludes 556,648 Shares sold by Mr. Windhorst on October 30, 2013 to Conrent Invest S.A. (“Conrent Invest”), which Mr. Windhorst must vote at the direction of Conrent Invest until the Shares are transferred to Conrent Invest on November 30, 2013.

CUSIP NO. 81373R109

The following constitutes Amendment No. 4 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate cost of the 4,534,168 Shares directly owned by Sapinda Asia is $19,673,000, consisting of (i) 3,905,917 Shares from the conversion of a loan with a principal amount of $16,640,000, (ii) 472,548 Shares from the conversion of a debenture with a principal amount of $2,000,000 and (iii) 155,703 Shares from an assignment of rights for $1,033,000.

Except as otherwise provided herein, the source of funds for the purchase of the Shares and securities convertible into or exercisable for Shares reported beneficially owned by Sapinda Asia was the working capital of the purchaser.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 9,806,746 Shares outstanding, as of October 30, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 11, 2013.

As of the close of business on the date hereof, Sapinda Asia directly owned 4,534,168 Shares, constituting approximately 46.2% of the Shares outstanding.  By virtue of his relationship with Sapinda Asia, its sole shareholder and a director, Mr. Windhorst may be deemed to beneficially own the Shares beneficially owned by Sapinda Asia.

Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on November 5, 2013, erroneously reported the sale of 628,251 Shares at a price of $19.00 per Share on October 29, 2013. No such transaction occurred and Sapinda Asia remains the direct and beneficial owner of the 628,251 Shares, as evidenced by the statement from American Stock Transfer & Trust Company, LLC, dated as of November 15, 2013, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Sapinda Asia was in discussions to sell the 628,251 Shares in a private transaction, but no agreement could be reached and the transaction was not completed.

No transactions in the Shares have been made since the filing of Amendment No. 3 to the Schedule 13D. Schedule B to Amendment No. 3 to the Schedule 13D is amended and restated as Schedule A hereto to accurately report the transactions in the Shares during the sixty days prior to the filing of Amendment No. 3 to the Schedule 13D. All such transactions occurred over-the-counter via private transactions, except as otherwise noted.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 81373R109

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

99.1	Statement from American Stock Transfer & Trust Company, LLC, dated as of November 15, 2013.

CUSIP NO. 81373R109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2013

SAPINDA ASIA LIMITED

By:	/s/ Lars Windhorst
	Name:	Lars Windhorst
	Title:	Authorized Signatory

/s/ Lars Windhorst
LARS WINDHORST

CUSIP NO. 81373R109

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share	Date of Purchase / Sale

SAPINDA ASIA LIMITED

3,905,917	--1	09/30/2013

LARS WINDHORST

(556,648)	$7.50	10/30/2013

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1 Represents the conversion of principal and accrued and unpaid interest under the Loan and Security Agreement.